UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized disclosure report

Collective Mining Ltd.

(Exact Name of Registrant as Specified in Charter)

Ontario, Canada	001-42170	Not Applicable
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

201 South Biscayne Boulevard, Suite 2210, Miami, Florida	33131
(Address of Principal Executive Offices)	(Zip Code)

Paul Begin	(416) 451-2727
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period from January 1 to December 31, 2025.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Not Applicable.

Item 1.02 Exhibit

Not Applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Collective Mining Ltd. (the “Company”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). The Company is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2025 to satisfy the requirements of Item 2.01. The Company’s ESTMA report is available on its website at https://www.collectivemining.com/investors/#estma_btn or on the Government of Canada’s website at https://natural-resources.canada.ca/minerals-mining/services-mining-industry/extractive-sector-transparency/links-estma-reports. The payment disclosure required by Form SD is included as Exhibit 3.01 to this Form SD.

Section 3 - exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

EXHIBIT NO.	DESCRIPTION
3.01	Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2025
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: July 8, 2026

COLLECTIVE MINING LTD.

By:	/s/ Paul Begin
Name:	Paul Begin
Title:	Chief Financial Officer and Corporate Secretary

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